Exhibit 99.1

Crystallex International Corporation

Consolidated Financial Statements

March 31, 2007

As Restated

(Unaudited)

(Expressed in United States Dollars)

Crystallex International Corporation

Consolidated Balance Sheets

(Unaudited)

(Expressed in United States dollars)
	March 31, 2007	March 31, 2007	December 31, 2006
	(Previously Reported)	(Restated)
ASSETS

CURRENT
Cash and cash equivalents	$9,410,728	$8,916,448	$28,573,142
Accounts receivable	559,566	425,963	490,090
Production inventories (Note 4)	3,957,678	2,841,666	4,867,577
Prepaid expenses and other	6,292,265	3,309,834	4,250,970
	20,220,237	15,493,911	38,181,779

PROPERTY, PLANT AND EQUIPMENT (Note 5)	264,587,857	263,535,762	256,455,027
DEFERRED FINANCING FEES	-	-	2,595,627
OTHER	-	559,279	510,029
TOTAL ASSETS	$284,808,094	$279,588,952	$297,742,462

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$8,541,972	$7,216,780	$12,791,456
Current portion of debt (Note 6)	2,445,841	2,445,841	3,172,559
Current portion of asset retirement obligations (Note 7)	333,805	333,805	239,408
	11,321,618	9,996,426	16,203,423
DEBT (Note 6)	82,178,238	82,178,238	84,524,929
ASSET RETIREMENT OBLIGATIONS (Note 7)	927,499	927,499	971,167
	94,427,355	93,102,163	101,699,519

COMMITMENTS AND CONTINGENCIES (Note 1 and 11)

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 8)	450,094,550	450,094,550	448,100,697
CONTRIBUTED SURPLUS	23,656,402	23,656,402	23,135,187
ACCUMULATED OTHER COMPREHENSIVE INCOME	11,958,981	11,958,981	11,958,981
DEFICIT	(295,329,194)	(299,223,144)	(287,151,922)
	190,380,739	186,486,789	196,042,943
	$284,808,094	$279,588,952	$297,742,462

The accompanying notes are an integral part of the consolidated financial statements.

Crystallex International Corporation

Consolidated Statements of Operations
and Comprehensive Operations
(Unaudited)
(Expressed in United States dollars)

	Three month	Three month	Three month
	period ended	period ended	period ended
	March 31,	March 31,	March 31,
	2007	2007	2006
	(Previously Reported)	(Restated)

MINING REVENUE	$6,358,387	$3,720,470	$7,078,509

OPERATING EXPENSES
Operations	6,789,976	4,775,417	6,324,003
Amortization	50,729	50,729	427,035
Depletion	-	-	268,859
	6,840,705	4,826,146	7,019,897
OPERATING INCOME ( LOSS)	(482,318)	(1,105,676)	58,612

OTHER EXPENSES
Amortization	21,117	21,117	182,819
Interest on debt	3,215,912	3,215,912	3,530,896
General and administrative	4,620,744	4,599,876	3,501,142
Stock-based compensation	711,595	711,595	109,305
	8,569,368	8,548,500	7,324,162

LOSS BEFORE OTHER ITEMS	(9,051,686)	(9,654,176)	(7,265,550)

OTHER ITEMS
Interest and other income	194,085	194,085	333,012
Foreign exchange (loss) gain	680,329	(2,611,131)	(23,780)
	874,414	(2,417,046)	309,232
NET LOSS AND COMPREHENSIVE
LOSS FOR THE PERIOD	$(8,177,272)	$(12,071,222)	$(6,956,318)

BASIC AND DILUTED NET LOSS
PER SHARE	$(0.03)	$(0.05)	$(0.03)

WEIGHTED AVERAGE NUMBER OF SHARES
OUTSTANDING - Basic and diluted	245,974,600	245,974,600	216,405,414

The accompanying notes are an integral part of the consolidated financial statements.

Crystallex International Corporation
Consolidated Statements of Cash Flows
(Unaudited )
(Expressed in United States dollars)

	Three month	Three month	Three month
	period ended	period ended	period ended
	March 31,	March 31,	March 31,
	2007	2007	2006
	(Previously Reported)	(Restated)

CASH FLOWS (USED) IN OPERATING
ACTIVITIES
Net loss for the period	$(8,177,272)	$(12,071,222)	$(6,956,318)
Adjustments to reconcile loss to net cash used in operating activities:
Amortization and depletion	21,117	21,117	806,619
Accretion expense on asset retirement obligation	50,729	50,729	72,094
Unrealized foreign exchange loss (gain)	-	2,347,575	(29,328)
Directors' fees	60,000	60,000	-
Interest accretion on long-term debt	809,962	809,962	962,379
Stock based compensation	711,595	711,595	109,305
		-
Changes in other operating assets and liabilities:		-
Increase in accounts receivable	(69,476)	16,056	(467,660)
Decrease in production inventories	909,899	909,899	465,720
Increase in prepaid expenses and other	(1,531,266)	(1,482,016)	(486,954)
Decrease in accounts payable and accrued liabilities	(3,997,941)	(3,344,666)	(5,878,194)
	(11,212,653)	(11,970,971)	(11,402,337)

CASH FLOWS (USED) IN INVESTING ACTIVITIES
Investment in property, plant and equipment	(8,405,490)	(8,141,452)	(20,951,911)
Decrease in restricted cash and cash equivalents	-	-	15,271,499
	(8,405,490)	(8,141,452)	(5,680,412)

CASH FLOWS (USED) IN FINANCING ACTIVITIES
Issuance of common shares for cash	843,473	843,473	32,784,245
Issuance of warrants for cash	-	-	2,092,725
Debt repayments	(387,744)	(387,744)	(2,387,409)
	455,729	455,729	32,489,561

INCREASE (DECREASE) IN CASH	(19,162,414)	(19,656,694)	15,406,812

CASH, BEGINNING OF PERIOD	28,573,142	28,573,142	4,070,019

CASH, END OF PERIOD	$9,410,728	$8,916,448	$19,476,831

Supplemental disclosure with respect to cash flows (Note 9)
The accompanying notes are an integral part of the consolidated financial statements.

Crystallex International Corporation
Consolidated Statements of Shareholders' Equity
(Unaudited )
(Expressed in United States dollars)

	Common				Equity component of	Cumulative	Accumulated Other
	Number of		Number of	Contributed	Exchangeable	Translation	Comprehensive
	Shares	Amount	Warrants	Surplus	Bank Loan	Adjustment	Income	Deficit		Total
Balance at December 31, 2005	208,036,316	$336,491,624	8,997,727	$32,489,216	$2,564,366	$11,958,981	$-	$(251,467,693)		$132,036,494
Transition adjustment (Note 3)	-	-	-	-	-	(11,958,981)	11,958,981	-		$-
Shares issued:
Unit offerings	20,924,000	51,208,985	17,312,500	5,972,069	-	-	-	-		$57,181,054
Exercise of options	1,641,800	5,490,735	-	(1,838,981)	-	-	-	-		$3,651,754
Issuance of shares under equity draw down facility	1,661,130	4,317,661	-	-	-	-	-	-		$4,317,661
Settlement of promissory note	611,300	1,800,000	-	-	-	-	-	-		$1,800,000
Settlement of bank loan	3,765,841	7,641,266	-	-	(2,564,366)	-	-	-		$5,076,900
Conversion of warrants	8,764,682	41,089,701	(8,764,682)	(17,316,647)	-	-	-	-		$23,773,054
Directors' fees	19,170	60,000	-	-	-	-	-	-		$60,000
Share exchange - El Callao	255	725	-	-	-	-	-	-		$725
Options issued to employees	-	-	-	2,463,691	-	-	-	-		$2,463,691
Warrants issued for professional fees	-	-	500,000	1,365,839	-	-	-	-		$1,365,839
Warrants issued in exchange for early exercise of warrants	-	-	875,000	-	-	-	-	-		$-
Warrants expired during the year	-	-	(233,045)	-	-	-	-	-		$-
Loss for the year	-	-	-	-	-	-	-	(35,684,229)		$(35,684,229)
Balance at December 31, 2006	245,424,494	448,100,697	18,687,500	23,135,187	-	-	11,958,981	(287,151,922)	(1)	$196,042,943
Shares issued (Unaudited):
Exercise of options	725,600	1,033,781	-	(190,380)	-	-	-	-		$843,401
Settlement of promissory note	245,710	900,000	-	-	-	-	-	-		$900,000
Directors' fees	16,578	60,000	-	-	-	-	-	-		$60,000
Share exchange - El Callao	24	72	-	-	-	-	-	-		$72
Options issued to employees (Unaudited)	-	-	-	711,595	-	-	-	-		$711,595
Loss for the period (Unaudited)	-	-	-	-	-	-	-	(12,071,222)		$(12,071,222)
Balance at March 31, 2007 (Unaudited) (Restated)	246,412,406	$450,094,550	18,687,500	$23,656,402	$-	$-	$11,958,981	$(299,223,144)	-1	$186,486,789

(1) Includes total comprehensive deficit for the three months ended March 31, 2007 of $287,264,163 (2006 - $246,465,030).

The accompanying notes are an integral part of the consolidated financial statements.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
March 31, 2007
(Unaudited)
(Expressed in United States dollars)

1.	NATURE OF OPERATIONS AND CONTINUATION OF BUSINESS

Crystallex International Corporation (“Crystallex” or the “Company”) is engaged in the production of gold and related activities including exploration, development, mining and processing in Venezuela.  As reflected in these financial statements, the Company has not generated sustainable operating capital from its business activities and has relied on debt, equity and other forms of financing to meet its obligations.  Management is of the opinion that additional financing is available to continue its planned activities in the normal course upon completion of the permitting process (refer below); however, while the Company has been successful in the past, there can be no assurance it will be able to raise sufficient funds in the future.

The Company’s principal asset is the Las Cristinas project, currently under development in Venezuela.  Continued development and the ultimate commencement of commercial production are dependent upon receipt of the Permit to Impact Natural Resources (“the Permit”) which will allow management to proceed to put in place financing to fund construction.  These financial statements have been prepared on a going concern basis which assumes that the Company will be successful in obtaining the Permit and will be able to obtain the necessary financing to complete the Las Cristinas project through project debt, other forms of public market debt, or equity financing; thereby fulfilling its commitment under its Mine Operating Agreement.  The Company continues to believe that it will be successful in obtaining the Permit and any other government approvals that are necessary to complete the mine development and commence commercial production, since it received official notice in March 2006 from the Venezuelan Ministry of Basic Industries and Mining (“MIBAM”) advising that MIBAM has formally approved the technical, economic and financial Feasibility Study for the Las Cristinas project.

The carrying value of the Las Cristinas assets could be subject to material adjustment in the event that this permit or any other permits are not received or that financing efforts are not successful, and, in addition, other adjustments to amounts and classification of assets and liabilities may be necessary to these consolidated financial statements should such circumstances impair the Company’s ability, in future, to continue as a going concern as contemplated under accounting principles generally accepted in Canada.

2.	SIGNIFICANT ACCOUNTING POLICIES – BASIS OF PRESENTATION

The unaudited interim period consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles.  These unaudited interim consolidated financial statements do not contain all of the disclosures required by Canadian generally accepted accounting principles and therefore should be read together with the most recent audited annual consolidated financial statements and the accompanying notes thereto.  The preparation of these consolidated financial statements is based on the accounting policies and practices consistent with those used in the preparation of the Company’s annual consolidated financial statements as at December 31, 2006 and for the year then ended except for certain new accounting pronouncements which have been adopted effective January 1, 2007 as described in Note 3.  Certain comparative amounts have been reclassified to conform to the current period’s presentation.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
March 31, 2007
(Unaudited)
(Expressed in United States dollars)

3.	CHANGES IN ACCOUNTING POLICIES

On January 1, 2007 the Company adopted three new accounting standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”): (i) Handbook Section 1530 Comprehensive Income, (ii) Section 3855, Financial Instruments – Recognition and Measurement, (iii) Section 3865, Hedges.  These standards were adopted prospectively, and accordingly, the comparative amounts for the prior periods have not been restated.  The principal requirements in the accounting standards are described below.

   Section 1530 – Comprehensive Income

Comprehensive income is composed of net income and other comprehensive income (“OCI”).  OCI is the change in shareholders’ equity, which results from transactions and events from sources other than the Company’s shareholders.  These transactions and events include changes in the currency translation adjustment relating to self-sustaining foreign operations and unrealized gains and losses resulting from changes in fair value of certain financial instruments.  The Company has included an Interim Consolidated Statement of Operations and Comprehensive Operations for changes in these items in the first quarter of 2007, while the cumulative changes in OCI are included in accumulated other comprehensive income (“AOCI”), which is presented as a new category of shareholders’ equity in the Consolidated Balance Sheet.

Section 3855 – Financial Instruments – Recognition and Measurement

Under the new standards, financial assets, financial liabilities and derivatives are initially recognized at fair value and their subsequent measurement depends on their classification as described below.  All financial assets or liabilities, with the exception of those securities designated as “held-to-maturity” (“HTM”), financial assets designated as “available-for-sale” (“AFS), financial assets that are loans and receivables and other financial liabilities, are measured at fair value on each balance sheet date, with changes in fair value recorded in the Consolidated Statement of Operations and Comprehensive Operations.  Financial instruments classified as HTM, loans and receivables or other financial liabilities are recorded at amortized cost.  Financial instruments classified as AFS are measured at fair value, with changes in fair value recorded in OCI, with the exception of AFS equity securities that do not have quoted market prices in an active market which are measured at cost.

Derivative instruments are carried at fair value, including those derivative instruments that are embedded in financial or non-financial contracts which are not closely related to the host contracts.  Changes in the fair values of derivative instruments are recognized in the Consolidated Statement of Operations and Comprehensive Operations, with the exception of derivative instruments designated in effective cash flow hedges or hedges of foreign currency exposure in a self-sustaining foreign operation.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
March 31, 2007
(Unaudited)
(Expressed in United States dollars)

Section 3685 – Hedges

Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies: fair value hedges and cash flow hedges.  These criteria have not changed substantially.  Any hedge ineffectiveness is measured and recorded in current period in the Consolidated Statement of Operations and Comprehensive Operations.  Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge, or the derivative is terminated or sold, or upon the sale or early termination of the hedged item.

The company did not have any outstanding hedging contracts as at March 31, 2007 and December 31, 2006.

Impact upon adoption of Sections 1530, 3855 and 3865

There is no material impact to the Company’s financial statements on adoption of these new standards.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
March 31, 2007
(Unaudited)
(Expressed in United States dollars)

.

4.	PRODUCTION INVENTORIES

	March 31,	December 31,
	2007	2006
	(Restated)
Gold in doré	$ 167,489	$ 524,360
Gold in process	441,187	563,746
Stockpiled ore	15,300	958,271
Consumables and spare parts	2,217,690	2,821,200
	$ 2,841,666	$ 4,867,577

5.	PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment are as follows:
March 31, 2007
(Restated)
Accumulated
	Cost, Net	Amortization
	of	and	Net Book
	Writedowns	Depletion	Value
Plant and equipment	$ 115,134,986	$ 9,024,240	$ 106,110,746
Mineral properties	165,331,593	7,906,577	157,425,016
	$ 280,466,579	$ 16,930,817	$ 263,535,762

December 31, 2006
Accumulated
	Cost, Net	Amortization
	of	and	Net Book
	Writedowns	Depletion	Value
Plant and equipment	$ 113,865,685	$ 9,003,122	$ 104,862,563
Mineral properties	159,499,041	7,906,577	151,592,464
	$ 273,364,726	$ 16,909,699	$ 256,455,027

Crystallex International Corporation
Notes to the Consolidated Financial Statements
March 31, 2007
(Unaudited)
(Expressed in United States dollars)

.

5.	PROPERTY, PLANT AND EQUIPMENT (continued)

The net book values of property, plant and equipment by location are as follows:

	March 31, 2007
		(Restated)

	Plant and Equipment	Mineral properties	Total
Las Cristinas	$105,960,955	$157,425,016	$263,385,971
Corporate	149,791	-	149,791
Total	$106,110,746	$157,425,016	$263,535,762

	December 31, 2006

	Plant and Equipment	Mineral properties	Total
Las Cristinas	$104,691,650	$151,592,464	$256,284,114
Corporate	170,913	-	170,913
Total	$104,862,563	$151,592,464	$256,455,027

6.	DEBT

	March 31, 2007	December 31, 2006

Bank loan	$2,760,207	$3,163,011
Exchangeable promissory note	900,000	1,800,000
Notes payable	80,963,872	82,734,477
	84,624,079	87,697,488
Less: Current portion of debt	2,445,841	3,172,559
	$82,178,238	$84,524,929

Deferred Financing Fees

At March 31. 2007 deferred financing fees of $2,453,626 have been  reclassified as a transition adjustment to new accounting standards.  Accordingly Bank loan and Notes payable are net of deferred financing fees of $2,390,599 and $63,037 respectively.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
March 31, 2007
(Unaudited)
(Expressed in United States dollars)

.

6.	DEBT (continued)

Bank loan

Pursuant to its term loan facility and credit agreement with Standard Bank Plc (“SB”), the Company is required to make additional principal repayments upon the issuance of equity or convertible or exchangeable debt securities other than issuances pursuant to existing credit arrangements.  Accordingly, upon completion of the private placement unit offerings in February 2006 and August 2006, the Company repaid $2,123,800 and $1,889,324, respectively of principal due to SB.

In May 2006, SB elected to convert into common shares $7,500,000 principal amount of the loan in accordance with the terms of the credit agreement.  As a result of the conversion, Crystallex issued 3,765,841 common shares to SB as settlement of the $7,500,000 face value amount of the loan as well accrued interest, accretion and deferred financing fees at a total book value of $7,641,266.

Exchangeable Promissory Note

On December 31, 2005, the Company, through ECM (Venco) Ltd, (“ECM”), an indirect wholly-owned subsidiary, issued to Corporacion Vengroup, S.A. (“Vengroup”) a $3,600,000 exchangeable promissory note of ECM.

Under the terms of the exchangeable promissory note, either party may elect to have the instalment payment satisfied by the delivery of Crystallex common shares.  The number of shares to be delivered to Vengroup is based on the weighted average trading price of the Crystallex common shares on the TSX during the five trading days immediately preceding delivery of an exchange notice.

In March 2006 Vengroup exercised its right to exchange the June 29, 2006 principal instalment payment of $900,000 for common shares of Crystallex.  The Company issued 307,213 common shares as settlement of this principal instalment payment.

In July 2006 Vengroup exercised its right to exchange the December 29, 2006 principal installment payment of $900,000 for common shares of Crystallex.  The Company issued 304,087 common shares as settlement of this principal installment payment

In January 2007 Vengroup exercised its right to exchange the June 29, 2007 principal installment payment of $900,000 for common shares of Crystallex.  The Company issued 245,710 common shares as settlement of this principal installment payment.

Where the Company satisfies its obligations to make instalment payments on the due date by delivery of Crystallex common shares, the Company has agreed with Vengroup that Vengroup will dispose of these shares in an orderly fashion.  The Company has agreed to indemnify Vengroup for any net cumulative loss, based on the issue price, on the sale of these shares for a nine month period, up to the next instalment payment due date.  As at March 31, 2007 the Company had not delivered to Vengroup any common shares under this arrangement.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
March 31, 2007
(Unaudited)
(Expressed in United States dollars)

6.	DEBT (continued)

Notes Payable

In conjunction with a Unit offering on December 23, 2004 the Company issued $100,000,000 principal amount senior unsecured notes (the “Notes”) with a coupon rate of 9.375%, due on December 30, 2011 for net proceeds of $75,015,250, after expenses and equity allocation.  Interest is payable of a semi-annual basis on January 15 and July 15 of each year, beginning July 15, 2005.  The Company may redeem the Notes, in whole or in part, at any time after December 31, 2008 at a redemption price of between 100% and 102% of the principal amounts of the Notes, depending on the redemption date, plus accrued and unpaid interest and additional interest, if any, to the date of the redemption.  In addition, the Company may be required to redeem the Notes for cash under certain circumstances, such as a change in control in the Company or where the Company ceases to beneficially own, directly or indirectly, at least a majority interest  in the Las Cristinas Project; or the Company may redeem the Notes, in whole but not in part, for cash at its option under certain circumstances, such as a change in the applicable Canadian withholding tax legislation.

The notes were derived from a financial offering that contained both a liability and equity component.  As a result, the equity component was allocated based on the fair value of the shares issued with the Unit offering, calculated at $21,450,000 with $78,550,000 being the discounted fair value of the Notes.  The discounted fair value of the Notes is accreted to the face value of the Notes using the effective interest rate method over its seven year term, with the resulting charge recorded to interest expense.

Interest accretion

Interest accretion on the Notes payable and Bank loan of $809,962 was expensed during the three month period ended March 31, 2007 (March 31, 2006 – $962,379) as a component of interest expense.

7.	ASSET RETIREMENT OBLIGATIONS

The key assumptions on which the fair value of the asset retirement obligations are based include the estimated future cash flows, the timing of those cash flows, and the credit-adjusted risk-free rate or rates at which the estimated cash flows have been discounted. The Company used discount rates of 15% to 25%.  As of March 31, 2007, undiscounted cash outflows approximating $1.7 million are expected to occur over a five year period.

In view of the uncertainties concerning future asset retirement and progressive reclamation costs, the ultimate costs to the Company could differ materially from the amounts estimated. The estimate for the future liability is subject to change based on possible amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. Future changes, if any, due to their nature and unpredictability, could have a significant impact and would be reflected prospectively, as a change in an accounting estimate.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
March 31, 2007
(Unaudited)
(Expressed in United States dollars)

The following table explains the change in the asset retirement obligations:

	March 31,	December 31,
As at	2007	2006
Asset retirement obligations, beginning of period	$1,210,575	$1,520,738
Accretion expense	50,729	288,376
Revisions in estimated cash flows	-	(598,539)
	1,261,304	1,210,575

Less : current portion	333,805	239,408
Asset retirement obligations, end of period	$927,499	$971,167

8.	SHARE CAPITAL

	March 31, 2007	December 31, 2006

Authorized
Unlimited common shares, without par value
Unlimited Class "A" preference shares, no par value
Unlimited Class "B" preference shares, no par value
Issued
246,412,406 Common Shares (2006 - 245,424,494)	$ 450,094,550	$ 448,100,697

Warrants

As at March 31, 2007 common share purchase warrants were outstanding enabling the holders to acquire common shares as follows:

	Number		Contractual
Exercise Price	of warrants		Life (Years)

$1.75	500,000		0.21
$3.86 ($4.25 CAD)	5,062,500		0.87
$4.00	875,000		1.29
$4.25	12,250,000	*	-
	18,687,500

* These warrants become exercisable for an eighteen month period  commencing on the  date which is 45 days following the receipt of the Permit for the Company’s Las Cristinas project.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
March 31, 2007
(Unaudited)
(Expressed in United States dollars)

8.	SHARE CAPITAL (continued)

A summary of common share purchase warrants outstanding as at March 31 and changes during each of the three month period then ended is as follows:

	Three month period		Three month period
	ended March 31, 2007		ended March 31, 2006

		Weighted		Weighted
		Average		Average
	Number of	exercise	Number of	exercise
	warrants	price	warrants	price

Balance -December 31	18,687,500	4.01	8,997,727	2.69
Granted	-	-	12,250,000	4.25
Exercised	-	-	(25,000)	2.75
Expired or cancelled	-	-	-	-
Balance - March 31	18,687,500	4.01	21,222,727	3.59

Stock options

The Company has a stock option plan that provides for the granting of options to executive officers, directors, employees and service providers of the Company.  Under the stock option plan, the exercise price of each option equals the closing price of the Company’s stock on the trading day immediately preceding the date of the grant.  Stock options granted to service providers and employees, executive officers, and directors have a life of two, five and ten years, respectively.  Stock options may vest immediately, or over periods ranging from one year to three years.

The Company determines the fair value of the employee stock options using the Black Scholes option pricing model. The fair value of the employee stock options granted in the period ended March 31, 2007 was determined using the following assumptions: risk free interest rate of 4%; weighted average expected life of the options of 3 years; and expected volatility of 110

Crystallex International Corporation
Notes to the Consolidated Financial Statements
March 31, 2007
(Unaudited)
(Expressed in United States dollars)

8.	SHARE CAPITAL (continued)

As at March 31, 2007 stock options were outstanding enabling the holders to acquire common shares as follows
		Outstanding Options		Exercisable Options
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
Range of	Number	Contractual	Exercise	Number	Exercise
Exercise Price - Cdn. $	of Options	Life (Years)	Price - Cdn$	Exercisable	Price - Cdn$

$1.00 to $1.50	797,500	1.39	1.46	797,500	1.46
$1.75 to $2.60	3,584,335	4.00	2.22	3,584,335	2.22
$2.65 to $3.60	4,339,754	4.98	3.11	3,876,421	3.08
$4.00 to $4.65	2,326,900	4.64	4.19	1,561,400	4.24
	11,048,489	4.33	2.93	9,819,656	2.82

A summary of the status of the stock option plan as at March 31 and changes during each of the three month periods then ended is as follows:

	Three month period ended		Three month period ended
	March 31, 2007		March 31, 2006
	Number of	Exercise	Number of	Exercise
	Options	Price - Cdn$	Options	Price - Cdn$

Balance - December 31	11,394,085	2.80	11,327,394	2.63
Granted	442,004	3.43	192,000	2.90
Exercised	(725,600)	1.36	(60,500)	2.81
Cancelled	(62,000)	3.99	-	-
Balance - March 31	11,048,489	2.93	11,458,894	2.63

9.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	March 31, 2007	Mach 31, 2006
Cash paid during the three months ended March 31 For interest For income taxes	$4,749,748 -	$5,237,811 -

Crystallex International Corporation
Notes to the Consolidated Financial Statements
March 31, 2007
(Unaudited)
(Expressed in United States dollars)

9.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (continued)

Investment in property, plant and equipment for the three months ended March 31,

	2007	2006

	(Restated)
Net book value of property, plant and equipment
January 1	$256,455,027	$215,260,043
Net book value of property, plant and equipment
March 31	263,535,762	230,416,616
Net additions to property , plant and equipment (after
amortization and depletion) during the three months
ended March 31	7,080,735	15,156,573
Amortization and depletion expenses
for three months ended March 31	21,117	806,619
Net additions to property , plant and equipment
during the three months ended March 31	7,101,852	15,963,192
Change in working capital and other assets related to
property, plant and equipment acquisitions of
prior periods	1,039,600	4,988,719
Cash investment in property, plant and equipment
during the three months ended March 31	$8,141,452	$20,951,911

Issuance of common shares for the three months ended March 31

	2007	2006

Cash received from :
Unit offerings	$-	$28,251,789
Conversion of warrants	-	68,750
Issuance of shares under equity draw down facility	-	4,317,661
Share Exchange - El Callao	72	-
Exercise of options	843,401	146,045
Issuance of common shares for cash during for the
three months ended March 31	$843,473	$32,784,245

Crystallex International Corporation
Notes to the Consolidated Financial Statements
March 31, 2007
(Unaudited)
(Expressed in United States dollars)

9.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (continued)

Debt repayment for the three months ended March 31

	2007	2006

Debt repayment comprises:
Principal instalment repayments	$387,744	$2,387,409

Significant non-cash transactions for the three months ended March 31

	2007	2006

Issuance of common shares for directors'
fees - 16,578 shares ( 2006 - Nil shares)	$60,000	$-

10.       SEGMENTED INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.  All of the Company’s operations are within the mining sector.  Due to geographic and political diversity, the Company’s mining operations are decentralized, whereby mine general managers are responsible for business results and regional corporate offices provide support to the mines in addressing local and regional issues.  The Company’s operations are therefore segmented on a district basis. The Company’s only product is gold, produced from mines located in Venezuela.

The segments’ accounting policies are the same as those described in the summary of significant accounting policies except that other expenses, the commodity contract gain/loss and other items are not allocated to the individual operating segments when determining profit or loss, but rather are attributed to the corporate office.

Geographic information:

Substantially all revenues generated and capital assets held by the Company are in Venezuela, except for long-lead time capital assets required for the development of Las Cristinas, which are located temporarily in Houston, Texas and Antwerp, Belgium.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
March 31, 2007
(Unaudited)
(Expressed in United States dollars)

10.         SEGMENTED INFORMATION (continued)

		Venezuelan	Las Cristinas
	Corporate	Operations	Development	Total
		(Restated)	(Restated)	(Restated)
2007
Mining revenue	$-	$3,720,470	$-	$3,720,470
Operating costs	$-	$4,775,417	$-	$4,775,417
Interest and other income	$194,085	$-	$-	$194,085
Interest expense	$(3,155,728)	$(60,184)	$-	$(3,215,912)
Depletion and amortization	$(21,117)	$(50,729)	$-	$(71,846)
Segment profit (loss)	$(7,638,649)	$(3,996,622)	$(435,951)	$(12,071,222)
Segment assets	$8,276,779	$10,704,883	$260,607,290	$279,588,952
Capital expenditures	$-	$-	$8,141,452	$8,141,452
2006
Mining revenue	$-	$7,078,509	$-	$7,078,509
Operating costs	$-	$(6,324,003)	$-	$(6,324,003)
Interest and other income	$333,012	$-	$-	$333,012
Interest expense	$(3,420,748)	$(110,148)	$-	$(3,530,896)
Depletion and amortization	$(182,819)	$(695,894)	$-	$(878,713)
Segment loss	$(6,904,782)	$(51,536)	$-	$(6,956,318)
Segment assets	$29,705,272	$7,588,610	$229,010,370	$266,304,252
Capital expenditures	$-	$-	$20,951,911	$20,951,911

Crystallex International Corporation
Notes to the Consolidated Financial Statements
March 31, 2007
(Unaudited)
(Expressed in United States dollars)

11.         COMMITMENTS AND CONTINGENCIES

Significant changes in commitments and contingencies since those reported in the Company’s annual consolidated financial statements as at December 31, 2006 are as follows:

The Company has made certain commitments to date approximating $125 million (December 31, 2006 - $123 million), of which approximately $122 million (December 31, 2006 - $121 million) has been paid, and will be required to make additional commitments approximating  $180 million, in order to complete construction of the Las Cristinas project.

12.    SUBSEQUENT EVENTS

On April 24, 2007 the Company issued 14,375,000 shares at CDN $4.25 per share, in a bought deal with a syndicate of underwriters, for proceeds of $57,103,000 CDN after underwriting fees and expenses.

As part of the bought deal transaction of April 24, 2007 underwriting fees of $3,666,000 CDN were paid to a company related to the Chairman of the Company.

On May 1, 2007 the Company paid $3,061,000 to Standard Bank, to fully repay its outstanding bank loan.

13.     RESTATEMENT OF FINANCIAL STATEMENTS

During the third quarter of 2007 the Company reviewed the accounting for foreign currency transactions in Venezuela due to the increasing spread between the official rate and the parallel (market) rate in Venezuela. It has been determined that as a consequence of the rapid decline in the valuation of the Venezuelan Bolivars as reflected in the parallel market for foreign currencies in Venezuela that the method of translation from Bolivars to United States Dollars using the official rate was no longer appropriate in the circumstances.  As a result of this review, management determined that amendments should be reflected in the previously issued financial statements for the three and six month interim periods ended March 31, 2007 and June 30, 2007, respectively, to account for monetary, income and expense items at the parallel or market rate prevailing at the respective dates of each.